





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-164

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2017 (MM/DD/YY) AND ENDING September 30, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE UNION SQUARE 600 UNIVERSITY STREET SUITE 2900
(No. and Street)

SEATTLE	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Natalia Watson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Securities Corporation, as of November 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JAN GARCIA
MY COMMISSION # FF 947674
EXPIRES: January 24, 2020
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

National Securities Corporation

(a wholly owned subsidiary of
National Holdings Corporation)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2018

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition and Notes

Year ended September 30, 2018

Contents



BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report

The Board of Directors
National Securities Corporation
Boca Raton, Florida

We have audited the accompanying balance sheet of National Securities Corporation as of September 30, 2018, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of National Securities Corporation as of September 30, 2018 in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2018.
New York, NY
November 30, 2018

National Securities Corporation

Statement of Financial Condition
September 30, 2018

ASSETS

Cash	$25,164,334
Cash deposits with clearing organizations	335,750
Securities owned, at fair value	7,434,240
Receivables from broker dealers and clearing organizations	3,786,158
Forgivable loans receivable	1,566,551
Other receivables	2,418,967
Prepaid expenses	701,373
Property and equipment, net (Note N)	699,862
Goodwill	5,702,000
Intangibles, net	2,654,047
Due from affiliates	183,027
Deposits and other assets	178,612
TOTAL ASSETS	**$50,824,921**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Accrued commissions and payroll	$11,893,983
Accounts payable and other accrued expenses	5,271,180
Deferred clearing and marketing credits	576,190
Deferred tax liability	893,295
Due to affiliates	383,189
Due to parent	937,235
Total Liabilities	**19,955,072**

Commitments and Contingencies (Note I)

Shareholder's Equity

Common stock $0.02 par value, 5,000,000 shares authorized, 100 shares issued and outstanding	2
Additional paid-in-capital	25,733,101
Retained earnings	5,136,746
Total Shareholder's Equity	**30,869,849**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$50,824,921**

See notes to statement of financial condition

National Securities Corporation

NOTE A - DESCRIPTION OF BUSINESS

National Securities Corporation, ("National" or the "Company"), a wholly owned subsidiary of National Holdings Corporation ("Parent"), was incorporated under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer. The Company has offices throughout the United States with main offices in New York City, New York and Seattle, Washington.

The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA").

The Company does not hold customer funds or securities. The Company clears its transactions on a fully disclosed basis through National Financial Services, LLC ("NFS"), and COR Clearing.

On September 9, 2016, a subsidiary of Fortress Biotech, Inc. ("Fortress"), acquired a controlling interest in the Parent.

On February 23, 2018, vFinance Investments, Inc. ("vFinance") merged into National in accordance to an agreement and plan of merger between the two companies.

vFinance was an indirect wholly owned subsidiary of the Parent. vFinance was a broker-dealer licensed to conduct activities in all 50 states, Washington DC and Puerto Rico. The Company's core business activity was making markets in micro-cap, small cap, NASDAQ and NYSE listed stocks. The Company also traded in United States Treasury securities and investment grade municipal securities.

The net assets of approximately $1,813,235 were transferred at carrying value. Operations conducted through vFinance are now conducted through National. In March 2018, vFinance filed for withdrawal from registration with FINRA and the SEC as a broker-dealer and in May 2018, the withdrawals were completed. In accordance with Accounting Standards Codification (ASC) 805, Business Combinations, the financial statement for National and vFinance is presented as combined and as if the merger had occurred at the beginning of the period.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

[2]   Use of estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

[3]   Income taxes

The Company accounts for income taxes in accordance with US GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax basis of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, requiring the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company recognizes accrued interest and penalties related to its uncertain tax positions as a component of income tax expense. As of September 30, 2018, the Company had no unrecognized tax positions.

The Company is included in consolidated federal and certain combined state and local income tax returns with its Parent.

[4]   Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash held at financial institutions and highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

[5]   Receivables From Broker Dealers and Clearing organizations

Receivables from broker dealers and clearing organizations represent net amounts due for fees and commissions associated with the Company's retail brokerage business.

[6]   Forgivable Loans

Forgivable Loans represent loans to primarily newly recruited independent financial advisors as an incentive for their affiliation. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging up to 9%). These forgivable loans are amortized over time. The Company provides an allowance for doubtful accounts on the notes based on historical collection experience and continually evaluates the receivables for collectability and possible write-offs where a loss is deemed probable. As of September 30, 2018, no allowance was considered to be required.

[7]   Property and equipment, net

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the lease.

[8]   Deferred clearing and marketing credits

Deferred clearing and marketing credits represent clearing fee and marketing rebates from NFS. At September 30, 2018, the remaining deferred clearing and marketing rebates amounted to approximately $393,000 and $183,000, respectively.

[9]   Goodwill and other intangible assets

Goodwill, which is not subject to amortization, is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized

in an amount equal to the excess of the carrying amount over its implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The annual impairment test performed on September 30, 2018 based on a quantitative assessment did not indicate any impairment of goodwill.

Intangible assets with indefinite lives consisting of the Gilman Ciocia, Inc. ("Gilman") brand name are carried at cost, are not amortized and are subject to impairment testing on an annual basis through a comparison of the fair value of the assets to its carrying value. Based on the impairment test performed at September 30, 2018, there was no impairment of the brand name intangible asset. The Company utilized the relief-from-royalty method in determining the fair value of the brand name.

Intangible assets with finite lives including customer relationships are being amortized over their estimated useful lives on a straight-line basis and are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its finite-lived intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining useful life through undiscounted estimated future cash flows. If undiscounted estimated future cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Estimated future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[10] New accounting guidance

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue From Contracts With Customers (Topic 606) which creates a single, principle-based model for revenue recognition and expands and improves disclosures about revenue. The Company adopted the new revenue standard on October 1, 2018 and recognized a decrease of $135,000 to retained earnings as the cumulative effect of adoption of this accounting change. The impact of adoption is primarily related to the Company's Advisory fees that were recognized as of September 30, 2018 under the previously existing accounting guidance, which would have been deferred in prior periods under the new revenue standard. Accordingly, the new revenue standard will be applied prospectively in the Company's financial statements from October 1, 2018 forward.

The new revenue guidance does not apply to revenue associated with financial instruments, including the Company's warrants and securities that are accounted for under other U.S. GAAP, and as a result, did not have an impact on the elements of the Statements of Operations most closely associated with financial instruments. The new revenue standard primarily impacts the following of the Company's revenue recognition and presentation accounting policies:

- *Investment Banking Revenues.* Advisory fees from mergers and acquisitions engagements are recognized at the point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

- *Investment Banking Advisory Expenses.* Historically, expenses associated with investment banking advisory assignments were deferred until reimbursed by the client, the related fee revenue is recognized or the engagement is otherwise concluded. Under the new revenue standard, expenses are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized when all performance obligations are met. All other investment banking advisory related expenses are expensed as incurred.

- *Investment Banking Underwriting and Advisory Expenses.* Expenses have historically been recorded net of client reimbursements and/or netted against revenues. Under the new revenue standard, all

investment banking expenses will be recognized within their respective expense category on the income statement and any expense reimbursements will be recognized as investment banking revenues (i.e., expenses are no longer recorded net of client reimbursements and are not netted against revenues).

The new revenue standard requires enhanced disclosures, which the Company will include in the footnotes to its financial statements for the period ended September 30, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for the Company beginning October 1, 2019 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company is currently assessing the impact that the adoption of ASU 2016-02 will have on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 reduces the diversity of how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. The standard is effective for the Company beginning October 1, 2018 for both interim and annual periods. Early adoption is permitted. The ASU should be applied retrospectively to all periods presented. The Company does not anticipate that the adoption of ASU 2016-15 will have a material impact on its financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting. This ASU clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The standard is effective for the Company beginning October 1, 2018 for both interim and annual periods. Early adoption is permitted. The Company does not anticipate that the adoption of ASU 2017-09 will have a material impact on its financial statements.

In March 2018, the FASB issued ASU 2018-05, "Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118". ASU 2018-05 formally amended ASC Topic 740, Income Taxes ("ASC 740") for the guidance previously provided by SEC Staff Accounting Bulletin No. 118 ("SAB 118"), which provides guidance for the application of ASC 740 in the reporting period in which the U.S. Tax Cuts and Jobs Act (the "Tax Reform Act") was signed into law. The Company adopted SAB 118 for the fiscal year ending September 30, 2018.

NOTE C – FAIR VALUE OF ASSETS AND LIABILITIES

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

There are no transfers between Level 1, Level 2 and Level 3 during the year ended September 30, 2018.

The following table presents the carrying values and estimated fair values at September 30, 2018 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	September 30, 2018			
Assets	**Carrying Value**	**Level 1**	**Level 2**	**Total Estimated Fair Value**
Cash	$ 25,164,334	$ 25,164,334	$	$ 25,164,334
Cash deposits with clearing organizations	335,750	335,750		335,750
Receivables from broker dealers and clearing organizations	3,786,158		3,786,158	3,786,158
Forgivable loans receivable	1,566,551		1,566,551	1,566,551
Other receivables	2,418,967		2,418,967	2,418,967
Due from affiliates	183,027		183,027	183,027
	$ 33,454,787	**$ 25,500,084**	**$ 7,954,703**	**$ 33,454,787**
Liabilities				
Accrued commissions and payroll	$ 11,893,983		$ 11,893,983	$ 11,893,983
Accounts payable and other accrued expenses	5,271,180		5,271,180	5,271,180
Due to affiliates	383,189		383,189	383,189
Due to parent	937,235		937,235	937,235
	$ 18,485,587		**$ 18,485,587**	**$ 18,485,587**

The following table presents the financial assets and liabilities measured at fair value on a recurring basis at September 30, 2018:

	September 30, 2018				
Assets	**Carrying Value**	**Level 1**	**Level 2**	**Level 3**	**Total Estimated Fair Value**
Securities owned:					
Corporate stocks	$ 1,083,907	$ 1,083,907			$ 1,083,907
Restricted common stock	670,221		670,221		670,221
Warrants	5,680,112		2,401,112	3,279,000	5,680,112
	$ 7,434,240	**$ 1,083,907**	**$3,071,333**	**$3,279,000**	**$ 7,434,240**

National Securities Corporation

Notes to Statement of Financial Condition
September 30, 2018

Changes in Level 3 assets measured at fair value on a recurring basis for the year ended September 30, 2018:

	Beginning Balance as of September 30, 2017	Net Realized Gain or (losses)	Net Change in Unrealized Appreciation (Depreciation)	Purchases	Sales	Transfer into Level 3 (a)	Transfer Out of Level 3	Ending Balance as of September 30, 2018
Assets								
Warrants	-	-	296,920	-	-	2,982,080	-	3,279,000

(a) The Company received warrants as part of a transaction.

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for our financial assets measured at fair value on a recurring basis with a significant Level 3 balance.

Financial Instruments Owned	Fair Value	Valuation Technique	Significant Unobservable Input(s)	Input/Range
Warrants	$ 3,279,000	Market approach	Discount for lack of marketability	36%
			Volatility	55% - 116%

Certain positions in common stock and warrants were received as compensation for investment banking services. Restricted common stock and warrants may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period.

Warrants are carried at fair value as determined by using the Black-Scholes option pricing model. This model takes into account the underlying securities current market values, the underlying securities market volatility, the terms of the warrants, exercise prices, and risk-free return rate. The market value of the underlying securities' market value is discounted based on the value of a protective put, which reduces the current market price used as an input into the Black-Scholes option pricing model.

NOTE D – OTHER RECEIVABLES

Other receivables represent principally investment banking transactions and trailing fees due from product sponsors.

NOTE E – FORGIVABLE LOANS RECEIVABLE

From time to time, the Company may make loans, evidenced by promissory notes, primarily to newly recruited independent financial advisors as an incentive for their affiliation. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging up to 9%). These notes have various schedules for repayment or forgiveness based on production or retention requirements being met and mature at various dates through 2023. In the event the advisor's affiliation with the National terminates, the advisor is required to repay the unamortized balance of the note.

The Company provides an allowance for doubtful accounts on the notes based on historical collection experience and continually evaluates the receivables for collectability and possible write-offs where a loss is deemed probable. As of September 30, 2018, no allowance was considered to be required.

National Securities Corporation

Notes to Statement of Financial Condition
September 30, 2018

NOTE F – INTANGIBLES

At September 30, 2018, intangibles consisted of the following:

	Estimated Useful Life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Gilman Brand name	indefinite	$ 410,000	-	$ 410,000
Customer Relationships	10	4,300,000	2,089,553	2,210,447
Software License	3	44,800	11,200	33,600
		$ 4,754,800	$ 2,100,753	$ 2,654,047

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other things, requires the maintenance of minimum net capital. At September 30, 2018, the Company had net capital of $11,728,234, which was $10,728,234 in excess of its required net capital of $1,000,000.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k) (2) (ii) as it clears its customer transactions through its correspondent brokers on a fully disclosed basis.

NOTE H - INCOME TAXES

The Company is included in the consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis, will be paid to its Parent, or reduce amounts due to its parent.

Deferred tax amounts are comprised of the following at September 30, 2018:

Deferred tax assets:	
Federal net operating loss carryforwards	$ 119,120
Stock-based compensation	607,843
Accrued compensation	514,607
Other accruals	330,673
Total deferred tax assets	1,572,243
Deferred tax liability:	
Property and equipment	(183,196)
Securities	(1,561,855)
Intangibles	(720,487)
Total deferred tax liability	$ (2,465,538)

At September 30, 2018, the Company, on a separate company basis, has Federal net operating loss carryforwards of approximately $567,000, which expires in various years from 2021 through 2031. Due to a change in ownership of the Company's Parent in September 2016, the Federal net operating loss carry forwards will be subject to an annual limitation under section 382 of the Internal Revenue code.

National Securities Corporation

Notes to Statement of Financial Condition
September 30, 2018

NOTE I - COMMITMENTS AND CONTINGENCIES

[1] Operating leases

The Company is obligated under several non-cancelable operating lease agreements for office space, expiring in various years through 2026. Minimum lease payments are as follows:

Year Ending September 30,	Lease Commitments
2019	407,000
2020	418,000
2021	342,000
2022	333,000
2023	340,000
Thereafter	1,097,000
	$2,937,000

[2] Litigation and regulatory matters

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. Several cases have no stated alleged damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Further, the Company has a history of collecting amounts awarded in these types of matters from its brokers that are still affiliated, as well as from those that are no longer affiliated. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time.

Liabilities for potential losses from complaints, legal actions, government investigations and proceedings are established where management believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In making these decisions, management bases its judgments on its knowledge of the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect management's estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, management cannot predict with certainty the eventual loss or range of loss related to such matters. As of September 30, 2018, the Company accrued approximately $804,000 for these matters which is included in accounts payable and other accrued expenses in the statement of financial condition. Awards ultimately paid, if any, may be covered by our errors and omissions insurance policy. While the Company will vigorously defend itself in these matters, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that such matters will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

Notes to Statement of Financial Condition
September 30, 2018

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts for the Company on a fee basis. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's customers.

It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged to operations, based on the particular facts and circumstances.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

To the extent the Company invests in marketable securities, the Company is subject to various market risks related to the portfolio.

NOTE K - RELATED PARTY TRANSACTIONS

The Company entered into a service agreement in January 2013 with its Parent, whereby the Parent provides the Company with insurance and benefits coverage, rent and utilities, communications services, equipment, email services, office supplies and travel costs as needed.

The Company entered into a service agreement in October 2013 (amended in February 2014) with its affiliate, Gilman, a wholly owned subsidiary of the Parent, whereby Gilman provides the Company with certain services related to its former brokerage operation, which the Parent transferred to the Company in November 2013, principally for accounting, compliance, supervision, information technology, human resources and corporate administrative support services. Additionally, rent and related utilities, advertising, recruiting, general insurance, office supplies, postage and overnight delivery and meals and entertainment may also be furnished as needed.

National Securities Corporation

NOTE L – PROPERTY AND EQUIPMENT

At September 30, 2018, fixed assets consisted of the following:

	September 30, 2018	Estimated Useful Lives
Equipment and software	$ 1,055,694	3 - 7
Furniture and fixtures	137,288	5
Leasehold improvements	151,686	Lesser of useful life or term of lease
	1,344,666	
Less accumulated depreciation and amortization	(644,806)	
Fixed assets – net	$ 699,862	

NOTE M – SUBSEQUENT EVENT

On October 1, 2018, the Company entered into a capital lease agreement for computer equipment and software, which amounted to $509,000. The lease term is 24 months. Principal and interest payments for fiscal year 2019 and 2020 amount to $246,000 and $296,000, respectively.

On November 14, 2018, the Parent entered into an agreement (the "Agreement") with B. Riley Financial, Inc. ("B. Riley") in connection with B. Riley's entry into a Stock Purchase Agreement with FBIO Acquisition, Inc. ("FBIO") for the acquisition of the 7,037,482 shares of common stock of the Parent held by FBIO (the "FBIO Sale"). Pursuant to the Agreement, B. Riley agreed to certain customary standstill provisions, effective as of the date of the Agreement through December 31, 2021 (the "Standstill Period"), prohibiting B. Riley and any of its affiliates or associates, directly or indirectly, from among other things: (i) acquiring, agreeing to acquire or otherwise seeking to acquire any beneficial interest in the Parent's share capital or any of its material assets other than (x) the FBIO Sale and (y) pursuant to B. Riley's pro rata participation rights described in the Agreement; (ii) making a take-over bid, tender offer or exchange offer for all or any part of the Parent's share capital; (iii) announcing, or taking any action which would require the announcement of, any proposals by B. Riley for any business combination or any other similar transaction involving the securities of the Parent or its material assets or businesses; (iv) soliciting proxies with respect to any securities of the Parent or otherwise influencing any shareholders of the Parent for any action or transaction; (v) requesting that the Board expand or reduce the number of directors or the number of Board designees nominated by otherwise designated by B. Riley; (vi) take any other action that would constitute a "business combination" for purposes of Section 203 of the Delaware General Corporation Law (including any successor statute thereto) ("Section 203") (other than any transactions covered by Section 203(c)(3)(v) of the Delaware General Corporation Law that are in the ordinary course of business operations of the Parent); (vii) make any public announcement with respect to any of the foregoing, except as, and solely to the extent, legally required or compelled (and provided that the reason for any such required announcement is not the result of any action taken by B. Riley) or (viii) contest the validity of the standstill terms of the Agreement or initiate or participate in any judicial proceeding to amend, waive, terminate or seek a release of the restrictions of such standstill terms.

Pursuant to the Agreement, Parent granted to B. Riley the right to appoint B. Riley representatives to attend meetings of the Parent's Board of Directors (the "Board") and any committee thereof in a non-voting observer capacity as follows: Upon the acquisition by a subsidiary of B. Riley of 3,010,054 shares of the Parent's common stock directly from FBIO, B. Riley will be entitled to one board observer, who is expected to be Bryant Riley. In connection with the final closing of the FBIO Sale, B. Riley will be entitled to a second board observer. If B. Riley's beneficial ownership of the Parent's common stock is reduced to below 24%, its rights to designate board observers will be reduced to one board observer, and if B. Riley's beneficial

ownership of the Parent's common stock is reduced to below 5%, its rights to designate board observers will cease.

The Agreement further permits B. Riley to participate pro rata in any bona fide common stock equity offering of the Parent (including the offering of any securities convertible into common stock) if the offering price of the Parent's common stock in such offering is equal to or less than $3.25 per share, as adjusted for stock splits, stock dividends, stock combinations and similar events, subject to certain exceptions. This participation right will end upon the earlier of (x) the end of the Standstill Period and (y) a change in control of the Parent, as defined in the Agreement.

The Agreement also contains non-solicitation terms that prohibit either the Parent or B. Riley, or any of their respective affiliates, associates and related parties, from hiring any executive officer or member of senior management of the other party during the Standstill Period, subject to certain exceptions.

In connection with the Agreement, the Board waived the applicability of Section 203 of the Delaware General Corporation Law to B. Riley in connection with the FBIO Sale.